S&K Comments: 8-11-2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 11, 2021: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2021 and Announces Three-year Charter for its Vessel, M/V Diamantis P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 12, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2021

and Announces Three-year Charter for its Vessel, M/V Diamantis P.

Athens, Greece – August 11, 2021 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and six month periods ended June 30, 2021.

Second Quarter 2021 Financial Highlights:

•

Total net revenues of $18.3 million. Net income of $7.9 million and net income attributable to common shareholders (after a $0.1 million dividend on Series B Preferred Shares and a $0.3 million of preferred deemed dividend arising out of the redemption of approximately $6.4 million of Series B Preferred Shares in the second quarter of 2021) of $7.6 million or $1.12 and $1.11 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $7.6 million or $1.12 per share basic and diluted.

•

Adjusted EBITDA1 was $10.3 million.

•

An average of 14.00 vessels were owned and operated during the second quarter of 2021 earning an average time charter equivalent rate of $14,853 per day.

First Half 2021 Financial Highlights:

•

Total net revenues of $32.6 million. Net income of $11.7 million; net income attributable to common shareholders (after a $0.3 million of dividend on Series B Preferred Shares and a $0.3 million of preferred deemed dividend arising out of the redemption of approximately $8.4 million of Series B Preferred Shares in the first half of 2021) of $11.1 million or $1.65 and $1.64 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $10.7 million or $1.58 and $1.57 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $15.9 million.

•

An average of 14.00 vessels were owned and operated during the first half of 2021 earning an average time charter equivalent rate of $13,523 per day.

New Charter for M/V Diamantis

The Company announced today a new time charter contract for its container vessel M/V “Diamantis P”, a 2,008 teu vessel built in 1998. The vessel was chartered for a period between a minimum of thirty-six (36) and a maximum of forty (40) months at the option of the charterer, at a gross daily rate of $27,000. The new rate, which is more than four times higher than the vessel’s current charter rate, will commence between October 5, 2021 and October 15, 2021, after the vessel completes its upcoming drydocking.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Other Developments

During the second quarter of 2021, the holders of the Company’s Series B Preferred Shares (“Series B shares”) converted all the remaining Series B shares into shares of common stock as per the terms of the Series B shares. As a result of the conversion, Euroseas issued 453,044 common shares to the holders of the Series B shares for the outstanding amount of $6.365 million. Following the conversion of the Series B shares into common stock, the Company’s Director Mr. Christian Donohue, originally appointed to the Board by Tennenbaum Capital Partners, LLC / Blackrock, Inc. as Series B director and, recently, re-elected as director, resigned from Board in accordance to Blackrock Inc. policy.

In June,2021, the Company signed a term sheet with a bank to draw a loan of $10.0 million with M/V “Aegean Express” and M/V “EM Corfu” as collateral. The loan is expected to be drawn in the fourth quarter of 2021 and it will partly refinance the balloon payment of $12.1 million due in November 2021.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Containership markets, both charter rates and secondhand prices, have continued unabated their upward path that started in the fall of last year reaching all time highs in all size segments. Selected short term “fill-the-gap” charters have been reported in extremely high levels while long term charters of two to five years are widely offered by charterers for the various types and ages of vessels. There is no doubt that part of the near term increase in demand for vessels is fueled by the inefficiencies brought about by the effects of the COVID pandemic in the transportation system, in addition to rebounding trade growth. However, the strong demand for securing capacity for the medium and longer term can only come from expectations that vessel capacity will be in short supply in view of the expected demand. We believe that the favorable market fundamentals will continue as incremental regulatory requirements coming in 2023 will further restrict the effective supply of vessels and assist in absorbing increased new deliveries starting from the latter part of 2023 onwards as a result of recently placed newbuilding orders.

“Chartering-wise, we have pursued to-date a staggered expiration strategy which has allowed us to follow the upward path of the market having charters coming due for renewal on a rolling basis. Today, we announced the three-year long charter of our vessel, Diamantis P., at a rate of $27,000 per day which will provide us with more than $28.5 million of contracted revenues and $21 million EBITDA during the term of the charter. As the containership markets keep their present levels or continue to rise, we expect our profitability to rise as well, in addition to providing increased visibility of our earnings which now extends into next year and in 2023.

“Our broader strategy is to build Euroseas in a key long term participant in the feeder/intermediate containership segment as evidenced with the placement of our order to build two 2,800 teu vessels to be delivered in the first half of 2023. In that spirit, we continue to evaluate additional uses of any accumulated earnings for the benefit of our shareholders, like, expanding in a risk measured and accretive manner, targeting to use our public listing as a potential platform to consolidate privately owned vessels or fleets or rewarding our shareholders by re-instituting common stock dividends.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2021 reflect the increased charter rates our vessels earned due to the major recovery of the market compared to the same period of 2020, despite the decrease in the number of vessels we operated during the second quarter of 2021 to 14 vessels, from 19 vessels operated during the same period last year. Our net revenues increased to $18.3 million in the second quarter of 2021 compared to $13.5 million during the same period of last year. On a per-vessel-per-day basis, our vessels earned a 57.0% higher average charter rate in the second quarter of 2021 as compared to the same period of 2020. Our results have also benefitted from other operating income of $1.1 million, net, mainly consisting of the proceeds of a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,860 per vessel per day during the second quarter of 2021 as compared to $6,120 per vessel per day for the same quarter of last year, and $6,887 per vessel per day for the first half of 2021 as compared to $6,003 per vessel per day for the same period of 2020, reflecting a 12.1% and 14.7% increase, respectively, which was attributable to increased supply of stores, increase in hull and machinery insurance premiums and the increased crewing costs for our vessels resulting from difficulties in crew rotation due to COVID-19 related restrictions.

“Adjusted EBITDA during the second quarter of 2021 was $10.3 million versus $4.4 million in the second quarter of last year. As of June 30, 2021, our outstanding debt (excluding the unamortized loan fees) was $62.0 million versus restricted and unrestricted cash of $11.0 million. As of the same date, our scheduled bank debt repayments over the next 12 months amounted to about $20.1 million (excluding the unamortized loan fees), and we are in compliance with all our loan covenants.”

Second Quarter 2021 Results:

For the second quarter of 2021, the Company reported total net revenues of $18.3 million representing a 35.4% increase over total net revenues of $13.5 million during the second quarter of 2020 which was a result of the increased market charter rates our vessels earned in the second quarter of 2021 compared to the same period of 2020. The Company reported a net income for the period of $7.9 million and a net income attributable to common shareholders of $7.6 million, as compared to a net income of $1.3 million and a net income attributable to common shareholders of $1.1 million, respectively, for the same period of 2020. Drydocking expenses amounted to $0.1 million during the second quarter of 2021 related to certain expenses incurred in connection with upcoming drydockings. In the corresponding period of 2020, one vessel passed its intermediate survey in-water and another vessel its special survey in-water for a total cost of $0.4 million. Depreciation expenses for the second quarter of 2021 amounted to $1.6 million compared to $1.7 million for the same period of 2020, due to the decreased number of vessels in the Company’s fleet. Vessel operating expenses were $6.9 million in the second quarter of 2021 as compared to $8.5 million for the second quarter of 2020. The decreased amount is due to the lower number of vessels owned and operated in the second quarter of 2021 compared to the corresponding period of 2020, partly offset by the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions, the increased supply of stores and the increase in hull and machinery insurance premiums. General and administrative expenses amounted to $0.7 million for the second quarter of 2021, marginally lower compared to $0.8 million for the second quarter of 2020. On average, 14.0 vessels were owned and operated during the second quarter of 2021 earning an average time charter equivalent rate of $14,853 per day compared to 19.0 vessels in the same period of 2020 earning on average $9,458 per day.

Interest and other financing costs for the second quarter of 2021 amounted to $0.7 million compared to $1.1 million for the same period of 2020. This decrease is due to the decreased amount of debt and the decrease in weighted average LIBOR rate in the current period compared to the same period of 2020.

Adjusted EBITDA for the second quarter of 2021 was $10.3 million compared to $4.4 million achieved during the second quarter of 2020.

Basic and diluted earnings per share attributable to common shareholders for the second quarter of 2021 was $1.12 and $1.11, calculated on 6,778,829 basic and 6,826,305 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.20 for the second quarter of 2020, calculated on 5,576,960 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized loss on derivative, the adjusted earnings attributable to common shareholders for the quarter ended June 30, 2021 would have been $1.12 per share basic and diluted, compared to adjusted earnings of $0.25 per share basic and diluted for the quarter ended June 30, 2020, after excluding unrealized loss on derivative, amortization of below market time charters acquired and loss on write down of vessel held for sale. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2021 Results:

For the first half of 2021, the Company reported total net revenues of $32.6 million representing a 12.6% increase over total net revenues of $28.9 million during the first half of 2020, as a result of the higher average charter rates our vessels earned during the period as compared to the same period of last year. The Company reported a net income for the period of $11.7 million and a net income attributable to common shareholders of $11.1 million, as compared to a net income of $3.2 million and a net income attributable to common shareholders of $2.9 million respectively, for the first half of 2020. Depreciation expenses for the first half of 2021 were $3.2 million compared to $3.4 million during the same period of 2020. On average, 14.0 vessels were owned and operated during the first half of 2021 earning an average time charter equivalent rate of $13,523 per day compared to 19.0 vessels in the same period of 2020 earning on average $9,541 per day.

Interest and other financing costs for the first half of 2021 amounted to $1.4 million compared to $2.4 million for the same period of 2020. This decrease is due to the decreased amount of debt and the decrease in weighted average LIBOR rate of our bank loans in the current period compared to the same period of 2020.

Adjusted EBITDA for the first half of 2021 was $15.9 million compared to $8.4 million achieved during the first half of 2020.

Basic and diluted earnings per share attributable to common shareholders for the first half of 2021 was $1.65 calculated on 6,745,305 basic and $1.64, calculated on 6,789,718 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $0.52 for the first half of 2020, calculated on 5,576,960 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the first half of the year of the unrealized gain on derivative, the adjusted earnings per share attributable to common shareholders for the six-month period ended June 30, 2021 would have been $1.58 and $1.57, basic and diluted, respectively, compared to adjusted earnings of $0.42 per share basic and diluted for the same period in 2020, after excluding unrealized loss on derivative, amortization of below market time charters acquired and loss on write down of vessel held for sale. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-21 TC until Oct-22	$17,250 $20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-21 TC until Aug-24	$12,000 $25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000
SYNERGY OAKLAND(+)	Intermediate	50,787	4,253	2009	TC until Oct-21	CONTEX(**) 4250 less 10%
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8- 12 months option	$11,750 option $14,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA(+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EVRIDIKI G(+)	Feeder	34,677	2,556	2001	TC until Jan-22	$15,500
EM CORFU(+)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P(+)(*)	Feeder	30,360	2,008	1998	TC until Sep- 21 then from Oct-21 until Oct-24	$6,500 then $27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers on the Water	14	539,487	42,281

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

Summary Fleet Data:

	Three months, ended June 30, 2020	Three months, ended June 30, 2021	Six months, ended June 30, 2020	Six months, ended June 30, 2021
FLEET DATA
Average number of vessels (1)	19.00	14.00	19.00	14.00
Calendar days for fleet (2)	1,729.0	1,274.0	3,458.0	2,534.0
Scheduled off-hire days incl. laid-up (3)	210.3	0.0	210.3	0.0
Available days for fleet (4) = (2) - (3)	1,518.7	1,274.0	3,247.7	2,534.0
Commercial off-hire days (5)	81.6	0.0	99.8	0.0
Operational off-hire days (6)	3.9	1.1	69.7	42.3
Voyage days for fleet (7) = (4) - (5) - (6)	1,433.2	1,272.9	3,078.2	2,491.7
Fleet utilization (8) = (7) / (4)	94.4%	99.9%	94.8%	98.3%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	94.6%	100.0%	96.9%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.9%	97.9%	98.3%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	9,458	14,853	9,541	13,523
Vessel operating expenses excl. drydocking expenses (12)	5,665	6,279	5,544	6,295
General and administrative expenses (13)	455	581	459	592
Total vessel operating expenses (14)	6,120	6,860	6,003	6,887
Drydocking expenses (15)	210	116	109	91

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or of vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, August 12, 2021 at 9:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. The audio replay of the conference call will remain available until Wednesday, August 18, 2021.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2021 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenues
Time charter revenue	14,135,109	19,057,379	30,266,431	33,973,743
Commissions	(626,398)	(766,732)	(1,324,913)	(1,373,981)
Net revenues	13,508,711	18,290,647	28,941,518	32,599,762

Operating expenses
Voyage expenses	580,496	150,573	895,049	277,982
Vessel operating expenses	8,482,050	6,937,767	16,530,150	13,802,119
Drydocking expenses	362,783	147,175	376,369	229,384
Vessel depreciation	1,659,641	1,596,543	3,386,726	3,193,086
Related party management fees	1,313,546	1,061,816	2,642,368	2,148,221
Other operating income	(2,688,194)	(1,080,000)	(2,688,194)	(1,296,496)
General and administrative expenses	785,890	739,674	1,588,266	1,500,651
Loss on sale of vessel	-	-	-	9,417
Loss on write down of vessel held for sale	121,165	-	121,165	-
Total operating expenses	10,617,377	9,553,548	22,851,899	19,864,364

Operating income	2,891,334	8,737,099	6,089,619	12,735,398

Other income/(expenses)
Interest and other financing costs	(1,137,609)	(687,360)	(2,389,021)	(1,381,667)
(Loss) / gain on derivative, net	(468,146)	(96,765)	(468,146)	388,145
Foreign exchange gain / (loss)	555	(7,263)	2,183	(7,504)
Interest income	4,185	740	12,780	1,954
Other expenses, net	(1,601,015)	(790,648)	(2,842,204)	(999,072)
Net income	1,290,319	7,946,451	3,247,415	11,736,326
Dividend Series B Preferred shares	(179,507)	(117,055)	(339,069)	(255,324)
Preferred deemed dividend	-	(259,067)	-	(345,423)
Net income attributable to common shareholders	1,110,812	7,570,329	2,908,346	11,135,579
Weighted average number of shares, basic	5,576,960	6,778,829	5,576,960	6,745,305
Earnings per share, basic	0.20	1.12	0.52	1.65
Weighted average number of shares, diluted	5,576,960	6,826,305	5,576,960	6,789,718
Earnings per share, diluted	0.20	1.11	0.52	1.64

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2020	June 30, 2021

ASSETS
Current Assets:
Cash and cash equivalents	3,559,399	8,267,771
Trade accounts receivable, net	2,013,023	1,536,746
Other receivables	1,866,624	2,525,962
Inventories	1,662,422	1,530,069
Restricted cash	345,010	876,187
Prepaid expenses	244,315	442,307
Total current assets	9,690,793	15,179,042
Fixed assets:
Vessels, net	98,458,447	95,598,016
Long-term assets:
Restricted cash	2,433,768	1,900,000
Derivative	-	230,640
Total assets	110,583,008	112,907,698

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	20,645,320	14,993,800
Related party loan, current	2,500,000	-
Trade accounts payable	2,854,377	2,219,766
Accrued expenses	1,300,420	1,158,617
Accrued preferred dividends	168,676	332,393
Deferred revenue	949,364	883,129
Due to related company	24,072	747,680
Derivative	203,553	322,741
Total current liabilities	28,645,782	20,658,126

Long-term liabilities:
Long-term bank loans, net of current portion	46,220,028	46,699,188
Derivative	362,195	-
Total long-term liabilities	46,582,223	46,699,188
Total liabilities	75,228,005	67,357,314

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,365 and nil issued and outstanding, respectively)	8,019,636	-
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 7,244,891, issued and outstanding)	201,268	217,347
Additional paid-in capital	257,467,980	264,531,339
Accumulated deficit	(230,333,881)	(219,198,302)
Total shareholders’ equity	27,335,367	45,550,384
Total liabilities, mezzanine equity and shareholders’ equity	110,583,008	112,907,698

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2020	2021

Cash flows from operating activities:
Net income	3,247,415	11,736,326
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	3,386,726	3,193,086
Amortization of deferred charges	122,787	98,560
Share-based compensation	60,808	57,850
Unrealized loss / (gain) on derivative	468,146	(473,647)
Amortization of fair value of below market time charters acquired	(1,160,839)	-
Loss on write down of vessel held for sale	121,165	-
Loss on sale of vessel	-	9,417
Changes in operating assets and liabilities	(2,273,177)	(511,343)
Net cash provided by operating activities	3,973,031	14,110,249

Cash flows from investing activities:
Cash paid for vessels capitalized expenses and sale expenses	(256,482)	(225,136)
Advance received for vessel held for sale	540,783	-
Net cash provided by / (used in) investing activities	284,301	(225,136)

Cash flows from financing activities:
Redemption of Series B preferred shares	-	(2,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	743,553
Preferred dividends paid	(320,877)	(91,608)
Repayment of long-term bank loans and vessel profit participation liability	(5,295,920)	(5,270,920)
Repayment of related party loan	(625,000)	(2,500,000)
Offering expenses paid	(40,486)	(60,357)
Net cash used in financing activities	(6,282,283)	(9,179,332)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(2,024,951)	4,705,781
Cash, cash equivalents and restricted cash at beginning of period	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of period	3,905,110	11,043,958

    Cash breakdown

Cash and cash equivalents	1,338,375	8,267,771
Restricted cash, current	432,468	876,187
Restricted cash, long term	2,134,267	1,900,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,905,110	11,043,958

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Net income	1,290,319	7,946,451	3,247,415	11,736,326
Interest and other financing costs, net (incl. interest income)	1,133,424	686,620	2,376,241	1,379,713
Vessel depreciation	1,659,641	1,596,543	3,386,726	3,193,086
Loss / (gain) on interest rate swap derivative, net	468,146	96,765	468,146	(388,145)
Amortization of below market time charters acquired	(314,434)	-	(1,160,839)	-
Loss on sale of vessel	-	-	-	9,417
Loss on write down of vessel held for sale	121,165	-	121,165	-
Adjusted EBITDA	4,358,261	10,326,379	8,438,854	15,930,397

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest, income taxes, depreciation, (gain) / loss on interest rate swaps, amortization of below market time charters acquired, loss on sale of vessel and loss on write down of vessel held for sale. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods, of financial costs, (gain)/ loss on interest rate swaps, depreciation, amortization of below market time charters acquired, loss on vessel sale and loss on write down of vessel held for sale. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income to Adjusted net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2021	Six Months Ended June 30, 2020	Six Months Ended June 30, 2021
Net income	1,290,319	7,946,451	3,247,415	11,736,326
Unrealized loss / (gain) on derivative	468,146	54,128	468,146	(473,647)
Amortization of below market time charters acquired	(314,434)	-	(1,160,839)	-
Loss on write down of vessel held for sale	121,165	-	121,165	-
Loss on sale of vessel	-	-	-	9,417
Adjusted net income	1,565,196	8,000,579	2,675,887	11,272,096
Preferred dividends	(179,507)	(117,055)	(339,069)	(255,324)
Preferred deemed dividend	-	(259,067)	-	(345,423)
Adjusted net income attributable to common shareholders	1,385,689	7,624,457	2,336,818	10,671,349
Adjusted earnings per share, basic	0.25	1.12	0.42	1.58
Weighted average number of shares, basic	5,576,960	6,778,829	5,576,960	6,745,305
Adjusted earnings per share, diluted	0.25	1.12	0.42	1.57
Weighted average number of shares, diluted	5,576,960	6,826,305	5,576,960	6,789,718

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivative, amortization of below market time charters acquired, loss on write down of vessel held for sale and loss on sale of vessel. Adjusted net income and Adjusted earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivative, loss on write down of vessel held for sale, loss on sale of vessel and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 9 Feeder containerships and 5 Intermediate Containerships. Euroseas 14 containerships have a cargo capacity of 42,281 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SK 02558 0005 8921238